UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Nobel Learning Communities, Inc. (Name of Issuer)

Common Stock, par value $0.001 per share (Title of Class of Securities)

773415 10 4 (CUSIP Number)

William L. Walton
Chairman and Chief Executive Officer
Allied Capital Corporation
1919 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
(202) 331-1112
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2003 (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

CUSIP No. 773415 10 4	Page 2 of 13

1.	Names of Reporting Person(s)

	Allied Capital Corporation

	I.R.S. Identification Number: 52-1081052

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		[ ]
	(b)		[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		[ ]

6.	Citizenship or Place of Organization		Maryland

Number of	7.	Sole Voting Power	682,240
Shares
Beneficially	8.	Shared Voting Power	-0-
Owned by
Each	9.	Sole Dispositive Power	682,240
Reporting
Person With	10.	Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		682,240

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		[ ]

13.	Percent of Class Represented by Amount in Row (11)		9.26%

14.	Type of Reporting Person (See Instructions)		CO

CUSIP No. 773415 10 4	Page 3 of 13

1.	Names of Reporting Person(s)

Allied Investment Corporation

I.R.S. Identification Number: 52-1278855

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		[ ]
	(b)		[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		[ ]

6.	Citizenship or Place of Organization		Maryland

Number of	7.	Sole Voting Power	-0-
Shares
Beneficially	8.	Shared Voting Power	-0-
Owned by
Each	9.	Sole Dispositive Power	-0-
Reporting
Person With	10.	Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		-0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)		0%

14.	Type of Reporting Person (See Instructions)		CO

CUSIP No. 773415 10 4	Page 4 of 13

Introduction

     This Amendment No. 1 to the Schedule 13D filed by Allied Capital Corporation and Allied Investment Corporation with the Securities and Exchange Commission on October 22, 1998 (the “Schedule 13D”) amends the Schedule 13D to reflect the fact that (i) certain shares of Series D Convertible Preferred Stock of Nobel Learning Communities, Inc. held by Allied Capital Corporation and Allied Investment Corporation may no longer be converted into shares of common stock, par value $0.001 per share, of Nobel Learning Communities, Inc., (ii) certain warrants to purchase shares of common stock, par value $0.001 per share, of Nobel Learning Communities, Inc. held by Allied Capital Corporation and Allied Investment Corporation expired unexercised and (iii) Allied Capital Corporation purchased shares of Series F Convertible Preferred Stock of Nobel Learning Communities, Inc.

Item 1.     Security and Issuer.

     Item 1 of the Schedule 13D is hereby replaced in its entirety as follows:

     This statement relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Nobel Learning Communities, Inc., a Delaware corporation (“Nobel”), with its principal offices located at 1615 West Chester Pike, West Chester, PA 19382.

Item 2.     Identity and Background.

     Item 2 of the Schedule 13D is hereby replaced in its entirety as follows:

     This statement is hereby being filed by Allied Capital Corporation (“Allied Capital”) and its wholly owned subsidiary, Allied Investment Corporation (“AIC” and together with Allied Capital, the “Reporting Persons”). The Reporting Persons are Maryland corporations with their principal executive offices located at 1919 Pennsylvania Avenue, N.W., Washington, DC 20006-3434.

     Allied Capital is an internally managed closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940. AIC has also elected to be regulated as a BDC and is licensed under the Small Business Investment Act of 1958 as a small business investment company.

     Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Exhibit 99.1 attached hereto, including each director’s and each executive officer’s business address, present principal occupation or employment, citizenship and other information.

     None of the Reporting Persons nor, to the best of their knowledge, any director, executive officer or controlling person of any Reporting Person has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any Reporting Person or any director, executive officer or controlling

CUSIP No. 773415 10 4	Page 5 of 13

person of any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to, federal or state securities laws.

Item 3.     Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby replaced in its entirety as follows:

     Pursuant to the terms of an Investment Agreement, dated June 30, 1998, by and among Allied Capital, Nobel and certain affiliates of Nobel, Allied Capital acquired a note and certain warrants to purchase shares of Common Stock of Nobel (such warrants sometimes being referred to herein as the “Common Stock Purchase Warrants”). In consideration of an investment in the aggregate amount of $10,000,000, Nobel issued a note in the aggregate principal amount of $10,000,000, together with Common Stock Purchase Warrants to purchase in the aggregate up to 531,255 shares of Nobel’s Common Stock.

     Pursuant to the terms of a Stock Purchase Agreement, dated September 9, 2003, by and between Allied Capital and Nobel, Allied Capital acquired 150,526 shares of Series F Convertible Preferred Stock of Nobel (the “Series F Preferred Stock”) for a purchase price of $5.10 per share. The Series F Preferred Stock is convertible into one share of Common Stock.

     Allied Capital invested monies available from its working capital to purchase the note, the Common Stock Purchase Warrants and the Series F Preferred Stock.

     Pursuant to the terms of the Series F Preferred Stock, Allied Capital has received payment-in-kind dividends of 459 shares of Series F Preferred Stock from Nobel.

Item 5.     Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby replaced in its entirety as follows:

(a)	Allied Capital has the right to acquire up to 682,240 shares of Common Stock or 9.26% of the outstanding shares of Common Stock.

(b)	Upon exercise of the Common Stock Purchase Warrants and the conversion of all of the Series F Preferred Stock held by Allied Capital, Allied Capital would have sole power to vote, and sole power to dispose of 682,240 shares of Common Stock. Assuming that the Common Stock Purchase Warrants are exercised in full and all of the Series F Preferred Stock held by Allied Capital is converted into Common Stock, Allied Capital would have sole voting and dispositive power over 9.26% of the outstanding shares of Common Stock.

(c)	See Item 3 above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

CUSIP No. 773415 10 4	Page 6 of 13

(e)	On August 31, 2003, certain shares of Series D Convertible Preferred Stock of Nobel held by AIC ceased to be convertible into shares of Common Stock. On September 1, 2003, certain warrants to purchase shares of Common Stock held by AIC expired unexercised. As a result of these events, AIC is no longer the beneficial owner of any shares of Common Stock.

     The percentage ownership of the shares of Common Stock held by Allied Capital contained in this Amendment No. 1 is based on the number of shares of Common Stock outstanding as of November 10, 2003, as disclosed in Nobel’s Form 10-Q for the quarter ended September 30, 2003.

Item 7.     Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1.1	Joint Filing Agreement between Allied Capital Corporation and Allied Investment Corporation

Exhibit 99.1	Directors and Executive Officers of Allied Capital Corporation and Allied Investment Corporation

CUSIP No. 773415 10 4	Page 7 of 13

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 21, 2003

ALLIED CAPITAL CORPORATION

		By:	/s/ Penni F. Roll Penni F. Roll Chief Financial Officer

ALLIED INVESTMENT CORPORAITON

		By:	/s/ Penni F. Roll Penni F. Roll Chief Financial Officer